Lightspeed Announces Closing of Acquisition of ShopKeep

Landmark deal cements Lightspeed as a category leader for complex SMBs in the United States as economy undergoes unprecedented digital acceleration

MONTREAL, Nov. 25th, 2020 /CNW Telbec/ - Lightspeed POS Inc. (NYSE and TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced the closing of the previously-reported acquisition of ShopKeep Inc. (ShopKeep), a leading cloud commerce platform provider based in New York City. Lightspeed finalized the acquisition for consideration of $145.2 million in cash and the issuance of 7,437,397 subordinate voting shares in the capital of Lightspeed, subject to customary post-closing adjustments. Lightspeed has also assumed ShopKeep’s stock option plan, with the outstanding stock options thereunder converting into options to purchase 1,254,534 subordinate voting shares in the capital of Lightspeed.

With the closing of this acquisition, Lightspeed now serves over 100,000 customer locations worldwide, generating approximately $33 billion in gross transaction volume1 annually, in each case as of September 30, 2020.

RBC Capital Markets acted as advisor to Lightspeed on the transaction.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Forward-Looking Statements
1 Gross transaction volume means the total dollar value of transactions processed through Lightspeed’s and ShopKeep’s cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. It does not represent revenue earned by Lightspeed and ShopKeep.

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Committee, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please visit: www.lightspeedhq.com
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